

Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549-0302
USA



For the attention of Mr Paul M. Dudek

Brussels, February 24, 2005
LegalCorp 07/2005

Dear Sir,

Umicore
Rule 12g3-2(b) Exemption No. 82-3876

Please find enclosed herewith, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, copy of the following press releases issued on February 22, 2005:

- "Results 2004";
- "Umicore proposes to demerge its copper activities"
- "Umicore to refocus on zinc specialty products and to cut commodity zinc production by 130,000 tonnes".

Yours sincerely,

Umicore

J. Fierain
Manager Legal Corp. Dpt.

P. Gothier
Deputy General Counsel

Encl.

n.v. Umicore s.a.
Broekstraat 31 Rue du Marais

VAT BE 401 574 852


umicore

Press release

22 February 2005

Umicore to refocus on zinc specialty products and to cut commodity zinc production by 130,000 tonnes

Umicore has decided to concentrate the strategic focus of its zinc division fully on the production and sale of zinc specialty products. This strategy entails discontinuing the sale of commodity zinc, which is mainly sold to the steel industry. Production and sales of Umicore's added value zinc alloys, chemicals and building products will be unaffected.

This will lead to a reduction of Umicore's annual zinc production by 130,000 tonnes, and should start to take effect during the second half of 2005. These cutbacks will essentially affect the production rhythm in Umicore's French sites of Auby and Calais. It is envisaged that 216 jobs would be affected. Consultations with the workforce representatives have started on the consequences of the strategy and the implementation of an appropriate social plan.

As part of the strategic refocusing Umicore intends to invest up to €60 million in the coming four years in its zinc division in France in order to upgrade its production facilities and to support product development.

Umicore's zinc division is the world's leading zinc recycler and has worldwide leadership positions in alloys for diecasting, fine zinc powders for anti-corrosive paints and building products for the construction industry as well as a European leadership position in zinc oxide products. Its strategy is focused on the development of products and servi ces with increasingly higher added value and on the recycling of various zinc-bearing products.

For more information:
Investor Relations:
Mr Tim WEEKES - Tel. +32 2 227 73 98 – tim.weekes@umicore.com
Mr Frank VANDENBORRE - Tel +32 2 227 7108 – frank.vandenborre@umicore.com

Media:
Mr Eddy CORNELIS - Tel. +32 2 227 70 64 - +32 475 84 00 94 - eddy.cornelis@umicore.com
Mr Tim WEEKES (contact details as above and for US, UK and Canadian media only)





Press release

22 February 2005

Umicore proposes to demerge its copper activities

Cumerio to be a leading pan-European copper player



Umicore's Board of Directors decided today to recommend to Umicore's shareholders that Umicore demerge its copper branch of activity into a new company to be named Cumerio and headquartered in Brussels, Belgium. Application will be made to have the shares and VVPR strips of Cumerio admitted to listing on Euronext Brussels.

The intention to spin-off Umicore's copper activities into a separate listed company is in line with Umicore's strategy to focus on specialty materials and follows the successful turnaround of Umicore's copper division.

Umicore has carried out a significant investment programme in its copper division in recent years. Cumerio now has low cost, state-of-the-art assets and a unique geographic positioning with operations in Belgium, Bulgaria and Italy. Cumerio is well placed to capitalize fully on the much improved market conditions which have manifested themselves in the last six months and to seize further growth opportunities. As a separate company, Cumerio will have direct access to the capital markets and will be better positioned to pursue its own strategic objectives and fully participate in the future growth of the copper sector.

The Chief Executive of Cumerio will be Luc Delagaye, who has successfully implemented the restructuring efforts of the copper business within Umicore. The Chief Financial Officer will be Michel Moser, who was instrumental in the successful strategic repositioning of Umicore as head of its Corporate Development and Investor Relations department.

Karel Vinck has accepted to be appointed as Cumerio's Chairman. He will be joined on the Board of Directors by Etienne Davignon, Remi Vermeiren, Philippe Delaunois and Etienne Denis as well as Luc Delagaye and Michel Moser.

n.v. Umicore s.a.
Corporate Communication
Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com
Phone +32 2 227 70 64
Fax +32 2 227 79 03
e-mail info@umicore.com
BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels



Upon completion of the demerger, each Umicore shareholder will receive one share in Cumerio for each share held in Umicore. The same one to one ratio will apply to the Umicore VVPR strips.

The demerger will be retroactive for tax and accounting purposes from 1 January 2005. The shares to be issued by Cumerio will participate in Cumerio's results and will be entitled to receive dividends as from 1 January 2005. Cumerio's financial performance data can be found in Umicore's 2004 results press release.

Umicore will recommend to the Board of Directors of Cumerio that it proposes that a dividend of € 0.30 per Cumerio share is paid to Cumerio's shareholders out of the profit carried forward transferred to Cumerio as part of the demerger. To this end, it will be proposed that a special shareholders meeting of Cumerio be held by the end of May 2005.

UBS Investment Bank and KBC Securities are advising Umicore on the transaction. Rothschild Australia is advising Cumerio's management on the transaction.

Expected Timetable

The demerger will be submitted for approval to an extraordinary shareholders meeting of Umicore scheduled for 13 April 2005 but is expected to be approved at a second shareholders' meeting to be held on or around 28 April 2005 if the required quorum is not reached on 13 April 2005. The listing of Cumerio's shares and VVPR strips would then commence on 29 April 2005.

Following the approval of the Banking, Finance and Insurance Commission, a listing prospectus will be available early April.

For updates on the progress of the demerger process and for documentation downloads please visit: www.investorrelations.umicore.com/demerger

For more information:

Investor Relations:
Mr Tim WEEKES - Tel. +32 2 227 73 98 – tim.weekes@umicore.com
Mr Frank VANDENBORRE - Tel +32 2 227 7108 – frank.vandenborre@umicore.com

Media:
Mr Eddy CORNELIS - Tel. +32 2 227 70 64 - +32 475 84 00 94 - eddy.cornelis@umicore.com
Mr Tim WEEKES (contact details as above and for US, UK and Canadian media only)


umicore

CUMERIO PROFILE


cumerio

CUMERIO is set to be one of Europe's leading independent copper companies. Its operations are involved in copper smelting, refining and recycling. Cumerio also transforms copper into products such as wirerod, specialty rod, wire, cakes and billets for a wide range of end-user industries. Cumerio has a total copper products capacity in excess of 600,000 tonnes per year.

Cumerio is headquartered in Brussels and has industrial operations in Belgium, Bulgaria and Italy. Cumerio currently employs some 1560 people and generated a turnover of € 1.4 billion in 2004.

n.v. Umicore s.a.
Corporate Communication
Broekstraat 31 Rue du Marais Phone +32 2 227 70 64 BTW BE401 574 852





Press release

22 February 2005

Results 2004

Highlights

♦ **Financials**

- Recurring EBIT pre-goodwill amortization of €301.8 million up 96%
- Post-goodwill recurring EBIT of €291.6 million

- Net recurring pre-goodwill profit (Group share) of €192.1million (up 96%) representing adjusted EPS of €7.56
- Revenues up by 40%. On a proforma basis (assuming PMG included for full 2003) revenues up by 9%.
- Strong cash flow with EBITDA up 75% to €485.8 million
- Net financial debt reduced to €562m

♦ **Business Performance**

- *Advanced Materials:* strong performance in all businesses; slower growth in H2
- *Precious Metals Products and Catalysts:* sustained growth in key areas
- *Precious Metals Services:* more difficult supply conditions
- *Zinc:* strong earnings growth aided by higher zinc price and currency hedges
- *Copper:* significantly improved intrinsic performance

♦ **Other**

- In view of its strategy to focus on specialty materials, Umicore is also announcing today
  - The proposed demerger of its copper activities into Cumerio, a new company to be listed on Euronext
  - The further focusing of its zinc business on specialties

- A dividend of €1.65 per share will be proposed by Umicore's Board of Directors. In addition, the Umicore Board will recommend to the future Board of Directors of Cumerio that it proposes a dividend of €0.30 per share. The combined gross dividend of €1.95 is a 22% increase on 2003

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 64
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels



Key Figures *(€ million)*	H2 2003	H2 2004		2003	2004
Turnover	3,195.1	3,354.4		4,677.1	7,115.3
Revenue (excluding metal)	828.9	894.2		1,358.0	1,901.5
Recurring EBIT	98.1	129.1		145.9	291.6
Recurring EBIT pre-goodwill amortization	103.0	134.1		154.1	301.8
Non-recurring EBIT	(32.9)	(11.1)		(39.4)	(7.1)
Total EBIT	65.2	118.0		106.5	284.5
Recurring EBIT margin %	11.8%	14.4%		10.7%	15.3%
Net consolidated profit , Group share	31.8	67.6		60.1	168.3
Net consolidated profit before non-recurring items and goodwill amortisation, Group share	59.7	79.8		97.8	192.1
EBITDA	175.0	220.4		277.4	485.8
Capital expenditure	83.9	98.2		148.3	161.7
Cash flow before financing	(426.2)	241.4		(527.8)	138.0
Consolidated net financial debt	619.1	562.0		619.1	562.0
Net debt/(Net debt + Equity) (end of period)	34.2%	30.3%		34.2%	30.3%
Capital employed (end of period)	2,071.2	2,146.5		2,071.2	2,146.5
Return on Capital Employed (ROCE) %	11.9%	11.5%		8.3%	13.1%
Total shares outstanding (end of period)*	25,420,175	25,454,875*		25,420,175	25,454,875
Average number of shares – basic EPS	22,865,537	25,424,107		22,865,537	25,424,107
EPS declared (€ / share) - basic	1.38	2.66		2.63	6.62
EPS declared (€ / share) – fully diluted	1.33	2.59		2.57	6.43
EPS adjusted (€ / share) - basic	2.59	3.14		4.28	7.56
Workforce at end of period	11,470	11,478		11,470	11,478

* Umicore proceeded with capital increases in November and December 2004 related to the exercise of stock options with subscription rights.

General Overview

Contributions to Recurring EBIT *(€ million)*	**H2 2003***	**H2 2004**		**2003***	**2004**
Advanced Materials	**21.0**	**26.6**		**37.3**	**69.9**
Synthetic Diamonds	**4.9**	**1.7**		**12.8**	**4.6**
Precious Metals Products and Catalysts	**42.9**	**52.8**		**42.9**	**120.3**
Precious Metals Services	**21.2**	**17.8**		**45.7**	**33.3**
Zinc	**19.1**	**36.1**		**28.4**	**78.6**
Copper	**(0.3)**	**11.2**		**0.9**	**20.7**
Corporate and Investments	**(10.6)**	**(17.0)**		**(22.0)**	**(35.8)**
Total	**98.1**	**129.1**		**145.9**	**291.6**
Including Group share in net profit (loss) from associates	**8.9**	**11.7**		**18.0**	**27.7**

* for five months for ex PMG activities

Contributions to recurring EBIT and revenues in %
(excluding Corporate & Investments)


Recurring EBIT
Copper 6%
Zinc 24%
Advanced Materials 21%
Synthetic Diamonds 2%
Precious Metals Services 10%
Precious Metals Products and Catalysts 37%
Revenues*
Copper 11%
Zinc 25%
Advanced Materials 16%
Precious Metals Services 11%
Precious Metals Products and Catalysts 37%

*excludes Synthetic Diamonds


umicore

Overview by Division

ADVANCED MATERIALS

(€ million)	H2 2003	H2 2004		2003	2004
Turnover	160.4	262.4		354.9	547.5
Revenue excluding metal	104.4	139.4		221.2	306.3
EBIT recurring	21.0	26.6		37.3	69.9
EBIT non-recurring	(0.8)	(1.1)		(2.7)	(1.1)
EBIT total	20.2	25.5		34.7	68.8
Recurring EBIT margin %	20.1%	19.1%		16.9%	22.8%
EBITDA	29.4	41.4		53.6	98.5
Capital expenditure	10.2	15.6		17.9	24.9
Average capital employed	235.0	308.5		203.0	294.1
ROCE %	18.8%	17.0%		18.1%	23.6%
Workforce	1,337	1,495		1,337	1,495


Recurring EBIT
(€ million)


50
45
40
35
30
25
20
15
10
5
0
H1 03
H2 03
H1 04
H2 04

ROCE %


35%
30%
25%
20%
15%
10%
5%
0%
H1 03
H2 03
H1 04
H2 04

Revenues and earnings of the Advanced Materials business showed continued strength in the second half of 2004. However the exceptional performance in the first half was, as expected, not repeated. Overall revenues for the year were up by 38% on 2003 while earnings increased by €32.6m, up 87%.



Specialty Oxides and Chemicals

In **Rechargeable Batteries**, the second half performance did not match that of the outstanding first semester. Indeed, comparison of revenues in the second half with the same period in 2003 showed a 10% decline. Customer destocking was the primary cause, particularly for cobalt oxide precursor material. Sales of Umicore's Cellcore range of lithium cobaltite products were also slightly lower as a result of a stagnation in the production of consumer electronics. In this segment, Umicore did however become the number one producer of lithium cobaltite worldwide. Umicore's low-cobalt, alloyed Cellcore MX products entered the qualification phase with customers and large scale production is scheduled to begin in April 2005. In nickel hydroxide the performance of the company's Chinese joint venture (Jiangmen Chancsun Umicore) was highly encouraging. Strong sales levels of spherical nickel hydroxide powders were proof of the market potential in this sector.

In **Ceramics and Chemicals** sales volumes in the second half were level with those of the second semester 2003. The success of Umicore's precursor materials for catalytic applications has been a major factor in the performance of the business line. In December a recycling contract was signed with a petro-chemical operation in the US which will involve the construction of a new recycling unit at Umicore's facility in Arab, Alabama. In cobalt oxide, the influx of Chinese pigment-grade products on the European market led to a further weakening of prices. In the fourth quarter Umicore also renewed a major contract with a European tyre manufacturer.

In **Refining** Umicore further increased cobalt production during the second half of 2004, primarily as a result of a capacity expansion at the Ganzhou Yi Hao Umicore joint venture (formerly Hongsheng).

Engineered Metal Powders

In the hard metals segment of **Tool Materials** the strength of the first six months continued into the second half, although slightly more pressure was seen in premiums and overall pricing. Second half revenues were 10% up on the same period in 2003. The growth in the Asian market was a significant factor throughout the year while the European tooling market also saw increased demand compared with 2003. In terms of end-user sectors, the continued growth in most regions of the construction and oil-drilling industries had a positive influence. The electronics industry exhibited significant strength in the first half but this showed signs of easing up towards the end of the year. Overall Umicore was able to gain market share on the strength of its technical and service differentiation. In diamond tool materials the performance was stable throughout 2004 with the construction and stone processing industries in Europe and South Korea exhibiting strong demand. A market move towards pre-alloyed powders in 2004 was evident and is an area where Umicore is well positioned with its Cobalite® range of powders.

In **Primary Batteries**, volumes improved in the second part of the year but were 8% lower than the second half of the previous year. Volumes for the full year were also down on 2003. A part of the price pressure during the year was countered by innovation in Umicore's products.

The new **Electronic Powders** business line was able to establish itself during the year with a number of key customer relationships being set up, primarily in Asia. The properties of



Umicore's ultra-fine spherical copper and nickel powders for multi-layer ceramic capacitors (MLCCs) and Umicore's low-cost production process will provide a base for growth in this business.

Electro-Optic Materials

Volumes in the **Substrates** business line were up by 45% year-on-year and second half volumes outstripped those of the same period in 2003 by 12%. The recovery in the world's satellite programmes has been the main reason behind the improvement. Although satellite launches for 2004 were below what has been the historical average (20-30 per year) the launch numbers for 2005 are set to increase with demand for direct television links through satellites and high-speed internet connections fuelling the trend. Sales of 4" germanium substrates for LEDs continued to grow throughout the year. Research efforts are currently focusing on enabling the use of germanium in terrestrial solar energy applications.

In the **High Purity Chemicals** business the improved sales of germanium tetrachloride for fibre optic applications fell away in the second half. The first six months had seen re-stocking deliveries to customers that were not repeated in the second half. Overall virgin deliveries for the year were 95% up on 2003 while the volumes in the second half were 50% up on the same period of the previous year. The end-market for fibre optics has shown no signs of a significant recovery with delays in the take-up of "last mile" infrastructure. Sales volumes of germanium dioxide improved year on year with first half being the most active delivery period.

The focus in the **Optics** business line increasingly centred on the GASIR® project for optical assemblies for night vision systems in cars. The production facility in Quapaw, Oklahoma is on track to start production in mid-2005. Sales of germanium lens blanks were lower in the second half compared with the first part of the year. New competition in this sector has also led to a greater degree of pressure on prices.

- **Synthetic Diamonds**

(€ million)	H2 2003	H2 2004		2003	2004
Contribution to Umicore EBIT and EBITDA:					
Recurring	4.9	1.7		12.8	4.6
Non-recurring	(11.1)	(4.0)		(11.1)	(4.0)
TOTAL	(6.2)	(2.3)		1.7	0.5



Megapode sales were up 25% compared to 2003. All market segments showed volume growth with poly-crystalline products for drilling applications the most significant. However, continued price pressure in grits, combined with a very strong Rand and Euro compared to the US dollar, placed further pressure on earnings. The increased volume, economies of scale, further cost cutting and efficiency improvements as well as a more favourable product mix allowed Megapode to partially counter the negative currency effects. A charge of €4 million linked with the transition to IFRS accounting norms at Megapode was taken as a non-recurring contribution.

PRECIOUS METALS PRODUCTS & CATALYSTS

(€ million)	H2 2003*	H2 2004		2003*	2004
Turnover	646.0	824.3		646.0	1,678.7
Revenue excluding metal	286.9	314.2		286.9	698.0
EBIT recurring	42.9	52.8		42.9	120.3
EBIT non-recurring	0.0	(0.4)		0.0	(0.4)
EBIT total	42.9	52.3		42.9	119.9
Recurring EBIT margin %	14.9%	16.8%		14.9%	17.2%
EBITDA	62.9	79.7		62.9	164.1
Capital expenditure	13.7	31.9		13.7	49.2
Average capital employed	538.3	592.1		538.3	580.5
ROCE %	17.5%	17.8%		17.5%	20.7%
Workforce	3,156	3,114		3,156	3,114

* five month contribution from all activities except Thin Film Products


Revenues
(not incl. metals € million)
450
400
350
300
250
200
150
100
50
0
H1 03
H2 03
H1 04
H2 04
ROCE%
25%
20%
15%
10%
5%
0%
H2 03
H1 04
H2 04
Revenues prior to acquisition by Umicore
EBIT figures not available for comparable periods in '03



The very strong performance of the first period was almost matched in the second half. Overall recurring EBIT for 2004 reached €120.3m. This was confirmation of strong evolution across the portfolio of activities.

Automotive Catalysts

Overall registrations of new vehicles in 2004 for North America and Europe increased moderately by some 2% year-on-year. Sales of new vehicles, despite continuously being bolstered by aggressive incentive schemes, showed signs of weakening in both markets in the final quarter, however. The production of vehicles in North America slowed in the fourth quarter and a similar picture was evident in the European market. Umicore's sales of automotive catalysts continued to rise through the year as the company continued its growth phase, particularly in North America.

Umicore's technology enabling the substitution of platinum for palladium in light duty diesel vehicles has made an impact in the market. Orders were received that will lead to deliveries in early 2006. Umicore's research is focused on developing technologies that will enable the extension of the substitution ratio above the current level of 25%.

Research and development efforts were increasingly focused on preparation for the introduction of new legislation on heavy duty diesel (HDD) emissions. In this context the new test centre at Hanau, Germany, which was opened on 16 February 2005, will have a major role to play.

Construction work at the new production facility in Suzhou, China is at an advanced stage and production is expected to start in the second half of 2005.

Technical Materials

In **Electronic Packaging Materials** sales volumes were up 26% compared with 2003. Business was strong particularly in the second and third quarters, driven by Microbond pastes and wire business for die attach applications where Umicore is a world leader. The production facility in Singapore grew in importance and boosted sales to customers in the Asian electronics market. The growth of European customers in Asia and the shift of production facilities from Europe to this region also proved beneficial. Development projects included new die attach pastes for LED brake light applications in cars.

Although year-on-year sales levels were up by 5% **Brazetec** recorded a slightly slower second half. Sales of specialty brazing materials were strong in Asia. Although the European market remained buoyant there was increasing competition from US producers benefiting from the weaker US dollar. Overall profitability was enhanced through more effective prioritization of markets.

The pattern of the year was similar in **Contact Materials**. Sales rose by 6% with one of the biggest successes being the introduction of advanced, cadmium-free products into the US market for both automotive and non-automotive applications.

In **Platinum Engineered Materials** the strength of equipment sales for the manufacture of TFT glass continued in the second half. Overall sales levels for the year were up by some 6%. This



was driven by the sustained growth in the LCD display / television market throughout 2004. Sales of gauzes were down because of aggressive competition.

Jewellery and Electroplating

The **Jewellery** segment saw a significant improvement with sales to smaller scale customers well up on the levels of 2003. This was indicative of increasing consumer confidence – a trend confirmed by the high levels of pre-Christmas sales in the fourth quarter. In **Industrial Metals**, sales of silver products for all applications were up year-on-year. In **Electroplating** the excellent performance seen in the first half continued. Both the electronics segment and decorative products (eg rhodium electrolytes for plating white gold) were buoyant. Increased demand for the surface treatment of non-precious metal substrates with precious metals coatings was a trend through the year.

Precious Metals Chemistry

Umicore's organometallic chemicals and catalysts revenues were ahead of 2003 with a growth rate higher than that of the market. These products are used in processes such as the production of synthetic active substances in pharmaceuticals and fine chemicals and for the production of plastics, solvents and polymers. Sales of inorganic chemicals also improved. For all segments the second half of 2004 proved to be in line with the first.

Thin Film Products

Sales levels were strong throughout 2004. Overall sales levels were up by 24% year-on-year. In **Displays** the strength of the TFT sector drove sales of indium tin oxide (ITO) and chrome targets and the performance of the facility in Providence, Rhode Island improved significantly following completion of a capacity expansion. Some cooling in the market was evident in the fourth quarter. **Electronics** revenues improved substantially throughout the first three quarters with some slowing down towards the end of the year. In **Optical Data Storage** sales of silver targets improved and the full integration with the Allgemeine activities in Pforzheim was completed. New target materials for high speed DVD-RW applications were developed. **Optics** sales were strong in the first half of the year as new products were introduced but slowed during the second half. The **Wear Protection** segment showed good growth driven by healthy demand from the tooling industry. The main facility in Balzers, Liechtenstein, moved to new premises with expanded production capabilities, and new cleanrooms and laboratories.


umicore

PRECIOUS METALS SERVICES

(€ million)	H2 2003	H2 2004	2003	2004
Turnover	1,369.8	919.3	1,717.0	2,263.8
Revenue excluding metal	113.0	96.3	214.7	204.9
EBIT recurring	21.2	17.8	45.7	33.3
EBIT non-recurring	0.0	(2.3)	0.0	(2.3)
EBIT total	21.2	15.5	45.7	31.1
Recurring EBIT margin %	18.7%	18.5%	21.3%	16.3%
EBITDA	37.3	31.7	71.3	58.3
Capital expenditure	11.2	13.8	23.2	20.9
Average capital employed	228.5	281.6	240.6	300.6
ROCE %	19.5%	12.6%	19.0%	11.1%
Workforce	1,180	1,289	1,180	1,289

Recurring EBIT
(€ million)


30
25
20
15
10
5
0
H1 03
H2 03
H1 04
H2 04


ROCE %


35%
30%
25%
20%
15%
10%
5%
0%
H1 03
H2 03
H1 04
H2 04

The second half performance of Precious Metals Services showed a 10% decline on that of the second half of 2003. However, performance was better than the first half of 2004, due to a combination of improved supply conditions and most of the positive effects of the Hanau restructuring being felt. Recurring EBIT for the full year was down 27% at €33.3m. Returns are not readily comparable due to the inclusion of the capital intensive Metals Management activities.

In terms of the supply situation the improvements seen in most metal prices meant that there was an improvement in the flow of some industrial residues. However, the lead industry in Europe is producing much reduced volumes and the market for global tankhouse slimes from the copper industry remained very competitive with the improvements in TC/RCs not yet leading to any significant increase in refining production (and therefore residues). The flow of by-



products from the zinc industry was augmented by the silver-bearing leach residues from Umicore's zinc smelters.

In end-of-life materials the second half showed significant improvements in the supply volumes of electronic scrap. At this early stage it is unclear whether this was directly related to the anticipated increases brought about by the WEEE legislation in the EU. Nevertheless Umicore dedicated much effort during 2004 to developing supply networks for securing such material. In addition to this a seminar on the impact of WEEE was co-hosted by Umicore in Antwerp in October to help stimulate better understanding of the issues at stake and also to establish commercial contacts.

Supplies of spent automotive catalysts showed a year-on-year improvement as a result of Umicore's broadened collection and processing network in Belgium, France, Germany and the US. Supplies of spent industrial catalysts improved significantly largely as a result of increased activity in the petro-chemical sector.

The improved prices in most metals benefited Umicore during 2004 and the sales values of specialty metals such as selenium and indium were much improved.

The Hoboken facility continued to improve its productivity throughout the year and an even more effective materials flow through the plant was achieved. A capacity increase was decided for the production of sulphuric acid, which will enable more economic benefit to be derived from this by-product.

In Metals Management the overall volatility of precious metals prices presented good trading opportunities throughout the year. No additional strategic hedging of precious metals took place in the second half.

ZINC

(€ million)	H2 2003	H2 2004		2003	2004
Turnover	403.9	489.7		803.6	933.8
Revenue excluding metal	226.5	234.9		440.6	481.4
EBIT recurring	19.1	36.1		28.4	78.6
EBIT non-recurring	(4.4)	(1.5)		(9.0)	2.4
EBIT total	14.6	34.6		19.3	81.0
Recurring EBIT margin %	8.4%	15.4%		6.4%	16.3%
EBITDA	39.8	58.3		64.2	132.7
Capital expenditure	21.8	27.3		45.0	41.5
Average capital employed	320.1	367.2		264.5	359.5
ROCE %	11.4%	19.2%		10.0%	21.4%
Workforce	2,863	2,875		2,863	2,875


umicore


Recurring EBIT
(€ million)
ROCE %


45
40
35
30
25
20
15
10
5
0
H1 03
H2 03
H1 04
H2 04


25%
20%
15%
10%
5%
0%
H1 03
H2 03
H1 04
H2 04

The zinc price during the second half of 2004 averaged US$ 1,046 per tonne, slightly down on the average for the first half but well up on the average price for the second semester of 2003 (US$ 875). The overall average for the year was US$1,047, some US$ 219 higher than for 2003. The zinc price hedging arrangements entered into at the beginning of the year meant that Umicore's effective zinc price obtained for 2004 was US$1,034. This improvement was the main driver behind the significant rise in EBIT to €78.6m. Overall revenues improved 9% to €481m.

Zinc Smelting

Combined annual production at Auby and Balen reached 517,000 tonnes.

Treatment charges for the year were below the levels seen in 2003. However, Umicore's long-term contracts enabled overall terms for the year to surpass the European benchmark. Some of the shortfall in earnings from treatment charges was made up by the significant rise in the price of sulphuric acid. In terms of concentrate supplies for 2005, Umicore had already covered 50% of its needs (volumes and conditions) by the end of 2004.

The major part of the restructuring programme announced at the beginning of 2004 was completed during the year in agreement with union representatives.

Padaeng

Sales in the second half were down by 6% compared with those of the second half of 2003. Annual sales volumes were, however, level with those of 2003. The effect of the year-on-year improvement in the zinc price benefited Padaeng but was partially offset by lower treatment charge levels for Asian smelters and increased electricity costs in Thailand. The flotation plant contributed to increased flexibility and cost effectiveness in raw material feed. Padaeng remained focused on developing its downstream alloys business in Thailand and other Asian markets.



Zinc Alloys and Chemicals

In the **Fine Zinc Powders** business the second half performance was strong with the zinc price allowing for improvements in the recycling margins. Volumes and premiums for Umicore's products were strong throughout the year in all regions, but especially so in Asia.

The **Zinc Oxides** business reported an improved second half compared with the last six months of 2003. The European market was well balanced thanks to a reduction in Chinese imports combined with strong demand in most end-user sectors. The year-on-year improvement in the zinc price also led to improvements in recycling margins.

In **Diecasting** the positive trends of the first half continued until the fourth quarter when the market slowed somewhat. Overall volumes for the year were 4.6% up on 2003 with China and Eastern Europe showing the strongest growth.
In the **Galvanizing** segment the increased activity in the steel sector led to increased demand for continuous galvanizing products throughout the year. Sales of products for general galvanizing also improved with a strong second half in the French and Italian markets. In galvanizing as a whole the trend towards specialty products continued with sales volumes of these products increasing by 11%.

Building Products

Sales volumes in the second half were 1.4% up on those of the same period in 2003. Overall volumes for the year were 7% up on 2003. In addition the construction sectors in each of Umicore's main markets showed slower growth in the last six months of the year. Margins held up fairly well despite the year-on-year increase in the zinc price. In terms of geographical mix the French market was the main area of growth and most other traditional markets improved. However, sales in Belgium were somewhat lower. Increased sales volumes were recorded in the newer markets, primarily outside Europe. A greater proportion of more specialized products, such as pre-weathered zinc, were sold in line with the business development strategy.

COPPER

(€ million)	H2 2003	H2 2004		2003	2004
Turnover	488.8	721.9		928.1	1,454.5
Revenue excluding metal	98.1	109.4		194.5	210.9
EBIT recurring	(0.3)	11.2		0.9	20.7
EBIT non-recurring	(5.9)	0.0		(5.9)	0.0
EBIT total	(6.2)	11.2		(5.0)	20.7
Recurring EBIT margin %	(0.3)%	10.2%		0.4%	9.8%
EBITDA	12.8	24.8		28.1	50.2
Capital expenditure	17.3	6.5		34.5	18.9
Average capital employed	446.2	458.3		427.7	465.3
ROCE %	(0.4)%	4.5%		0.0%	4.1%
Workforce	1,734	1,560		1,734	1,560



Recurring EBIT
(€ million)


12
10
8
6
4
2
0
-2
H1 03
H2 03
H1 04
H2 04

ROCE %


5%
4%
3%
2%
1%
0%
-1%
H1 03
H2 03
H1 04
H2 04

The improved performance of Umicore Copper's operations continued in the second half of 2004 with recurring EBIT up more than €11m on the same period in 2003. Full year results were substantially above those of 2003 with recurring EBIT reaching €20.7m. Revenues increased by 8% to €210.9m.

The withdrawal of copper material from the LME and Comex warehouses continued in the second half of 2004, as a consequence of the supply deficit resulting from a 9% increase in world demand for copper. LME inventories went down from 104,575 tonnes to a year-end low of 48,875 tonnes.

Due to the tightness in copper availability, the copper price further increased in the second half of 2004. It reached an average settlement price over the period of US$2,972 per tonne (versus US$2,760 per tonne in the first half of 2004), with an average backwardation of US$91 per tonne or 50% higher than in the first half. The increasing copper price encouraged concentrate producers to increase mine output with a significant effect on the balance of the concentrates market. The resulting rise in spot TC/RCs has been sharp although only very limited benefit was as yet felt by Umicore Copper as treatment charge terms are generally re-negotiated on an annual basis. Producer premiums also rose significantly in Europe due to the shortage of cathode material but the main benefit will only be felt in 2005.

As in the first half, Umicore Copper was able to ensure that its smelting and refining operations were fully supplied with concentrates, blister, anodes and scrap. The smelting and refining activities at Pirdop (Bulgaria) extended their excellent track record and finished the year with a record production of 227,029 tonnes of anodes, up 7% on 2003. Pirdop also refined 20% more cathodes, reaching a production of 55,254 tonnes in 2004.

Cathode production at the Olen refinery reached a record high of 343,181 tonnes, up 5.5% on 2003. This was achieved with 19,500 tonnes less feed from Pirdop, demonstrating Umicore Copper's ability to secure a wide range of raw material supplies from other reliable sources. The anodes not used in Olen were sold in the growing market in the Black Sea region, a trend that is set to continue.



Overall, annual deliveries of copper wire rod rose 12% to 407,019 tonnes in 2004. Wire rod deliveries in Northern Europe increased by over 21%, while Italy experienced a decline of 4% due mainly to the reduced availability of cathodes for toll orders. Deliveries of speciality and oxygen-free rod were 63% higher than in 2003. Shipments of cast shapes recorded an excellent second half, up 25% with respect to the same period of 2003, and totalled 93,621 tonnes for the full year.

CORPORATE AND INVESTMENTS

(€ million)	H2 2003	H2 2004		2003	2004
EBIT recurring	(10.6)	(17.0)		(22.0)	(35.8)
EBIT non-recurring	(10.7)	(1.8)		(10.7)	(1.8)
EBIT total	(21.2)	(18.8)		(32.7)	(37.6)
EBITDA	(1.1)	(13.1)		(4.4)	(18.5)
Capital expenditure	9.8	3.0		14.1	6.3
Average capital employed	133.3	92.3		214.6	81.5
Workforce	1,200	1,145		1,200	1,145

RESEARCH, DEVELOPMENT AND INNOVATION

R&D spend at Group level in 2004 reached €89 million. This reflects the broader scope of research and development within Umicore and also the increased focus on new product development. During the year more than 500 people worldwide were employed in R&D. The R&D activities funded by the corporate centre continued to focus mainly on fuel cells and nanomaterials.

Fuel Cells

Customer interest in Umicore's various fuel cell-related products continued to increase. A joint development agreement was signed in one application field with a leading OEM as one of Umicore's key partners in fuel cells.

TRAXYS

In the second half Traxys – a 50% joint venture with Arcelor involved in raw materials trading and marketing – continued to take advantage of a supportive business environment driven by Chinese and US demand, especially for materials for steel mills and foundries. The equity method contribution to Umicore's EBIT amounted to €6.8 m for 2004.

ENVIRONMENT, HEALTH AND SAFETY

Umicore's safety performance made further progress in 2004 with an accident frequency rate of 7.1 (7.6 in 2003) and a severity rate of 0.19 (0.24 in 2003). New safety objectives were established by management to cover the period 2004-2008.

Following the signing of the Covenant between Umicore, OVAM and the Flemish Government in April 2004, Umicore made immediate progress towards the stated objectives.



Financial highlights

Dividend: The Board of Directors will propose a gross dividend of €1.65 per share to the shareholders at the Annual General Meeting on 13 April 2005.

Financial result and taxation

Financial charges were €49.9 million of which interest charges of €31.5 million and €9.4 million corresponding to the actualization of provisions. The latter increased by €3.5 million from 2003 due to the reduction of discount rates during 2004.The one-off charges involved in setting up Umicore's extended medium and long-term financing arrangements at the beginning of the year are also included.

Total tax was €41.9 million and includes a €2.9 million tax credit resulting from the write-off of the Kovanco loan. This corresponds to an effective tax rate of 21% on a consolidated basis.

Cash flows and debt

Cash flow from operations was strong, reaching €362 million. Working capital requirements in the second half of the year were reduced in line with seasonal patterns and specific containment efforts.

Capital expenditure was €162 million. The non-maintenance related portion of this expenditure was primarily allocated to growth projects such as the Suzhou automotive catalyst plant, the test centre in Hanau, the optics plant at Quapaw and the battery materials capacity expansion in South Korea.

The strong cash flows enabled Umicore to pay down its medium term debt and to reduce overall net financial debt to €562 million. This corresponds to a gearing ratio of 30%.

Non-recurring items

Operational non-recurring items included an insurance indemnification following a fire at the Galva45 zinc subsidiary and a €2.2 million write down of palladium inventory in Precious Metals Services. In financial investments the write-off of the €12.5 million loan to Kovanco was offset to some extent by a write back of the impairments made in previous years on Umicore's investments in Adastra.

Sensitivities and Hedging

Umicore's effective dollar rate for 2004 was US$ / EUR 0.96 compared to an average US$ / EUR exchange rate during the year of 1.24.

During 2004 Umicore extended its metals and currency hedging for 2005. 75% of Umicore's zinc price exposure for 2005 is currently hedged at an average forward price of $1,156 per tonne. Umicore also took advantage of the higher prices of some other metals (especially platinum and silver) to lock in the metal price related income on certain contracts. By also



hedging the projected dollar earnings from these operations Umicore's currency hedging position now covers 70% of the US dollar exposure for 2005 (Copper business excluded) at an average rate of 1.13 US$ / EUR.

Assuming an exchange rate of USD / EUR of 1.30 and a zinc price of USD 1,300 per tonne for 2005 for the unhedged portion of its exposure, Umicore estimates that the negative effect of the less favourable coverage of its US dollar exposure in 2005, combined with the positive effect of its zinc price hedges, would lead to an overall negative effect on 2005 EBIT (vs 2004) of some € 90 million (€65 million if the copper business is excluded). This estimate does not take into consideration any change to other business conditions and drivers that might occur during 2005.

Shares: Umicore created 34,700 new shares in the last two months of 2004. These shares were created as a result of the exercise of stock options with share subscription rights. At 31 December 2004 Umicore owned 731,687 of its own shares which can be used to limit potential dilution resulting from the exercise of stock options. The number of stock options outstanding at the end of December was 1,465,915.

STRATEGIC DEVELOPMENTS

Umicore has announced its proposal to demerge its copper activities into a new company named Cumerio, to be separately listed on Euronext. This is in line with Umicore's strategy of focusing on specialty materials and follows the successful turnaround of the copper division.

Umicore also announced that it will focus its zinc division fully on the production and sale of zinc specialty products. This strategy entails discontinuing the sale of commodity zinc. Production and sales of Umicore's added value zinc alloys, chemicals and building products will be unaffected. The refocusing will lead to a reduction of Umicore's annual zinc production by 130,000 tonnes and should start to take effect from the second half of 2005.

OUTLOOK

Excluding the effect of the less favourable currency hedge contribution compared to 2004, Umicore expects the overall business environment to show stability in the first half of 2005.

The Advanced Materials business performance is expected to still see the effect of customer destocking in the first half, but to resume its growth path thereafter.

The Precious Metals Services and Precious Metals Products and Catalysts businesses are expected to evolve in line with the overall market growth.

The Copper business will see a strong improvement due to higher treatment charges and producer premiums.

The Zinc Specialties business, where the impact of currency hedges is the most significant, will see the negative effect of lower treatment charges but this will be compensated by other factors.


umicore

Forward looking statements

This document contains forward-looking information that involves risks and uncertainties, including statements about Umicore's plans, objectives, expectations and intentions. Readers are cautioned that forward-looking statements include known and unknown risks and are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of Umicore. Should one or more of these risks, uncertainties or contingencies materialize, or should any underlying assumptions prove incorrect, actual results could vary materially from those anticipated, expected, estimated or projected. As a result, neither Umicore nor any other person assumes any responsibility for the accuracy of these forward-looking statements.

A webcast of the analysts' meeting can be viewed on www.investorrelations.umicore.com as from 22 February 2005. Audio streaming will be available separately in case of technical access restrictions.



Consolidated financial information 2004

The consolidated financial information have been prepared using the same accounting policies and methods of evaluation as in the 31 December 2003 consolidated annual financial statements and in accordance with International Financial Reporting Standards and the Royal Decree of 18 January 2005.

"The statutory auditor, PricewaterhouseCoopers Reviseurs d'Entreprises SCCRL, represented by Robert Peirce and Luc Discry, have confirmed that their audit work, which is substantially complete, has not revealed any significant matters requiring adjustments to the 2004 accounting information included in this press release."

Consolidated income statement

(€ million)	IFRS		
	2002	**2003**	**2004**
Turnover	3,160.6	4,677.1	7,115.3
Other operating income	45.4	38.7	64.9
Operating income	***3,206.0***	***4,715.8***	***7,180.1***
Raw materials and consumables used	2,303.6	3,652.4	5,743.1
Payroll and related benefits	400.2	484.1	603.5
Depreciation and impairment loss	127.7	138.2	187.1
Increase & reversal in provisions (1)	22.5	31.0	8.9
Other operating expenses	292.3	310.5	376.7
Operating expenses	***3,146.3***	***4,616.2***	***6,919.3***
RESULT FROM OPERATING ACTIVITIES	**59.7**	**99.7**	**260.9**
Net financial income (charge)	(22.9)	(33.6)	(49.9)
Income from other financial investments	(0.3)	(2.4)	(10.2)
Share in result of companies accounted for using the equity method	13.0	6.9	23.6
PROFIT (LOSS) BEFORE TAX	**49,5**	**70.5**	**224.4**
Income taxes	(11.4)	(2,5)	(41.9)
PROFIT (LOSS) AFTER TAX	**38.2**	**68.0**	**182.6**
Minority interests	(5.3)	(7,9)	(14.2)
GROUP PROFIT (LOSS) FOR THE PERIOD	**32.9**	**60.1**	**168.3**
Basic earnings per share	1.45	2.63	6.62
Diluted earnings per share	1.45	2.57	6.43
Proposed dividend per share	1.40	1.60	1.65

(1): Includes the reversal of excess provisions which were previously reported as "Other operating income"



Consolidated balance sheet

(€ million)	IFRS		
	2002	2003	2004
NON-CURRENT ASSETS	**1,107.1**	**1,412.5**	**1,385.8**
Intangible assets & equity transaction expenses	15.8	28.7	31.4
Goodwill	36.8	91.3	86.2
Property, plant and equipment	774.5	950.8	920.7
Investments accounted for using the equity method	162.3	194.5	204.7
Financial assets	53.2	56.2	36.9
Trade and other receivables	5.0	8.6	17.3
Deferred tax assets	59.6	82.0	88.0
Assets employee benefits	-	0.5	0.6
CURRENT ASSETS	**1,152.9**	**1,696.2**	**1,883.0**
Current loans granted	15.3	0.1	1.3
Inventories	650.3	905.6	963.3
Trade and other receivables	307.1	631.4	726.2
Income tax receivables	1.7	6.0	9.7
Current investments & own shares	72.5	24.0	28.4
Cash & cash equivalents	106.3	129.1	154.1
TOTAL ASSETS	**2,260.0**	**3,108.7**	**3,268.8**
GROUP SHAREHOLDERS' EQUITY	**1,024.3**	**1,129.4**	**1,236.9**
Share capital	500.0	562.4	563.2
Share premiums	11.1	96.8	97.2
Retained earnings	552.0	582.9	711.7
Translation reserves	(38.8)	(112.7)	(135.1)
MINORITY INTERESTS	**64.8**	**62.6**	**56.8**
NON-CURRENT LIABILITIES	**380.1**	**462.9**	**819.3**
Provisions employee benefits	135.3	201.6	198.8
Financial debt	87.8	35.5	414.8
Trade debt and other payables	5.5	5.0	4.6
Deferred tax liabilities	12.7	39.9	44.0
Provisions for environmental liabilities	116.1	112.1	113.0
Provision for other liabilities and charges	22.7	68.9	44.0
CURRENT LIABILITIES	**790.8**	**1,453.8**	**1,155.9**
Financial debt	222.0	736.7	329.8
Trade debt and other payables	543.1	657.4	773.8
Income tax payables	13.3	31.0	26.2
Provisions for environmental liabilities	10.9	18.6	15.5
Provision for other liabilities and charges	1.6	10.1	10.6
TOTAL EQUITY AND LIABILITIES	**2,260.0**	**3,108.7**	**3,268.8**



Consolidated cash flow statement

(€ million)	IFRS		
	2002	**2003**	**2004**
Operating cash flow	173.4	190.6	361.5
Change in working capital requirements	179.3	50.6	(78.6)
NET CASH FLOW GENERATED BY (USED IN) OPERATING ACTIVITIES	**352.7**	**241.1**	**282.9**
Capital expenditure	(151.3)	(142.0)	(164.9)
Acquisitions	(43.5)	(644.2)	16.1
Disposals	7.7	7.0	13.3
Loans	19.7	10.3	(9.5)
NET CASH FLOW GENERATED BY (USED IN) INVESTING ACTIVITIES	**(167.3)**	**(768.9)**	**(144.9)**
Change in debt	(84.0)	452.5	(33.6)
Sales (Purchases) of own shares	(40.1)	44.7	(4.6)
Dividends	(31.8)	(68.3)	(59.5)
Interests	(17.4)	(18.6)	(22.9)
Capital increase / subsidies	0.6	144.8	1.7
NET CASH FLOW GENERATED BY (USED IN) FINANCING ACTIVITIES	**(172.7)**	**555.1**	**(118.9)**
Increase (decrease) in cash & cash equivalents at the end of the period	**12.7**	**27.3**	**19.1**

Changes in Group shareholders' equity

(€ million)	IFRS	
	2003	**2004**
Balance at the beginning of the period	**1,024.3**	**1,129.4**
Capital increase	148.0	1.2
Dividends	(29.2)	(39.5)
Result of the period	60.1	168.3
Currency translation adjustments	(73.9)	(22.4)
Balance at the end of the period	**1,129.4**	**1,236.9**



Segment information

(€ million)

Segment	Year	Total Segment Turnover	of which external	of which inter-segment	Operating result	of which recurring	of which non-recurring	Result from equity method
Advanced Materials & Synthetic Diamonds	2003	354.9	354.9	0.0	33.9	36.6	(2.7)	2.4
	2004	547.5	547.5	0.0	64.2	65.2	(1.0)	5.1
Precious Metals Products & Catalysts*	2003	656.8	646.0	10.8	39.8	39.8	0.0	3.1
	2004	1,702.0	1,678.8	23.2	110.9	111.3	(0.4)	9.0
Precious Metals Services	2003	1,838.0	1,717.0	121.0	45.8	45.8	0.0	(0.1)
	2004	2,660.9	2,263.8	397.1	31.0	33.3	(2.3)	0.0
Zinc	2003	810.5	803.6	7.0	19.2	28.2	(9.0)	0.1
	2004	968.2	933.8	34.4	78.4	76.0	2.4	2.6
Copper	2003	1,009.9	928.1	81.7	-5.0	0.9	(5.9)	0.0
	2004	1,535.5	1,454.5	81.0	20.7	20.7	0.0	0.0
Corporate & investments	2003	227.5	227.5	0.0	(34.0)	(23.3)	(10.7)	1.3
	2004	237.0	237.0	0.0	(44.4)	(42.6)	(1.8)	6.8
Not allocated	2003	(220.6)	0.0	(220.6)	0.0	0.0	0.0	0.0
	2004	(535.7)	0.0	(535.7)	0.0	0.0	0.0	0.0
UMICORE	**2003**	**4,677.1**	**4,677.1**	**0.0**	**99.7**	**128.0**	**(28.3)**	**6.9**
	2004	**7,115.3**	**7,115.3**	**0.0**	**260.9**	**263.9**	**(3.0)**	**23.6**

** Umicore has elected for competitive reasons, and in line with industry practices, not to disclose financials of the Automotive Catalysts business separately, as would have been required under IFRS. This business unit is therefore included, for segment reporting purposes, in the Precious Metals Products and Catalysts segment.*



Glossary financial definitions:

EBIT

Operating profit (loss) of fully consolidated companies + Group share in net profit (loss) of companies accounted for under equity method

Non-recurring items are shown separately

Non-recurring EBIT:

Includes non-recurring items related to restructuring measures, impairment of assets, and other income or expenses arising from events or transactions that are clearly distinct from the ordinary activities of the company. Metal inventory write-downs are part of the non-recurring EBIT of the business groups.

Recurring EBIT margin:

Recurring EBIT / revenues (excluding metals)

EBITDA:

EBIT as defined above + (depreciation and amortization + increase in provisions - provisions write-backs + inventory write-downs - inventory write-backs) of fully consolidated companies

Revenue excluding metals:

All revenue elements - value of purchased metals

Return on Capital Employed (ROCE):

Recurring EBIT / average capital employed, where EBIT is adjusted for certain financial items such as securitization costs

Capital employed:

Total equity + net interest-bearing debt

Capital expenditure:

Investments in tangible and intangible assets

Cash flow before financing:

Net cash generated by (used in) operating activities + Net cash generated by (used in) investing activities

Net financial debt:

Non current financial debt + current financial debt - cash and cash equivalents - treasury shares

EPS

For EPS calculations treasury shares are included in the total number of outstanding shares.

EPS declared - basic:

Net earnings, Group share / average number of outstanding shares

EPS declared - fully diluted:

Net earnings, Group share / (average number of outstanding shares + number of potential new shares to be issued under the existing stock option plans).

EPS adjusted - basic:

Net recurring earnings before goodwill amortization, Group share / total number of outstanding shares

EPS adjusted - fully diluted

Net recurring earnings before goodwill amortization, Group share / (average number of outstanding shares + number of potential new shares to be issued under the existing stock option plans).


RECEIVED
2005 MAR -7 A 10: 07


umicore

For more information:

Investor Relations:
Mr Tim WEEKES - Tel. +32 2 227 73 98 – tim.weekes@umicore.com
Mr Frank VANDENBORRE - Tel +32 2 227 7108 – frank.vandenborre@umicore.com

Media:
Mr Eddy CORNELIS - Tel. +32 2 227 70 64 - +32 475 84 00 94 – eddy.cornelis@umicore.com
Mr Tim WEEKES (contact details as above and for US, UK and Canadian media only)

PROFILE

Umicore is an international metals and materials group. Its activities are centred on five business areas: Precious Metals Services, Precious Metals Products and Catalysts, Advanced Materials, Zinc and Copper. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 7.1 billion in 2004 and currently employs some 11,500 people.